Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

November 4, 2020

Re:	Veritransfer Inc.
Offering Statement on Form 1-A
File No. 024-11320

Dear Mr. Spirgel:

On behalf of Veritransfer Inc., I hereby request qualification of the above-referenced offering statement at 12:00 noon, Eastern Time, on Monday, November 9, 2020, or as soon thereafter as is practicable.

Sincerely,

/s/ Mark Lawson

Mark Lawson

President

Veritransfer Inc.

Cc:	Jeanne Campanelli
CrowdCheck Law LLP